

August 18, 2015

Via E-mail
Sean A. McCarthy, D.Phil.
President and Chief Executive Officer
CytomX Therapeutics, Inc.
343 Oyster Point Blvd., Suite 100
South San Francisco, CA 94080

> **Re: CytomX Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 24, 2015**
> **CIK No. 1501989**

Dear Mr. McCarthy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Special Note Regarding Forward-Looking Statements, page 48

2.   We note your statement that the prospectus includes forward-looking statements under the Securities Act of 1933 and the Securities Exchange Act of 1934. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not

apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. Please explain supplementally or either:

- delete any references to the Private Securities Litigation Reform Act; or
- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company

Use of Proceeds, page 51

3.   We note the broad discretion to change the use of proceeds in the future as discussed in this section and the risk factor on page 44. Please revise to clearly address the related contingencies and alternatives. See Instruction 7 to Item 504 of Regulation S-K.

4.   We note the disclosure that you may use a portion of the proceeds to make payments of interest and principal on your outstanding loan with ATEL Ventures. Please disclose the amount that may be allocated to these payments.

Preclinical Proof of Concept, page 86

5.   Please tell us the basis for the graphs provided in this section comparing your probody therapeutic with other available therapeutics. It is unclear, for example, whether you used internal or external data to generate the charts and if external please disclose in the prospectus the source of such data.

In-Licenses, page 101

6.   Please disclose the annual royalties that have been paid to date and the extension fees paid pursuant to the UC agreement.

7.   Please disclose the total number of employees. See Item 101(c)(xiii) of Regulation S-K.

Management, page 118

8.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors individually should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

9.   Please disclose Dr. Huh's business experience for the past 5 years. Please also disclose the period during which Mr. Goeltz was employed at Amgen.

Executive Compensation, page 127

10.   Please discuss in greater detail the compensation arrangements for the directors in 2014. We note that Dr. Huh and Mr. Gluck received more cash compensation than discussed in

this section. In addition, once known, please revise to provide more detail regarding the directors' compensation following the completion of this offering.

11.   We note the elements of executive compensation outlined on page 128. Please provide an expanded analysis of how you determined the amount of each element to pay as required by Item 402(o) of Regulation S-K. Your disclosure should address the specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions, such as the formula or criteria used in determining the non-equity incentive award, and the target research and finance and financial goals set for the annual cash bonuses.

12.   We note the reference to employment and severance and change in control agreements in this section. Please file these agreements as exhibits.

Policies and Procedures for Related Party Transactions, page 133

13.   Please disclose the amounts received from Pfizer pursuant to the collaboration agreement for the periods required by Item 404(a) of Regulation S-K.

14.   Please disclose the standards to be applied pursuant to your policies and procedures as required by Item 404(b)(1)(ii) of Regulation S-K.

Principal Stockholders, page 134

15.   We note your disclosure in this section is provided as of June 30, 2015. Please provide this disclosure as of the most recent practicable date.

16.   Please disclose the control person(s) for Cytomx Therapeutics Holdings LLC. Also, if Mr. Gluck is a control person then he would be deemed to beneficially own all of the shares held by Cytomx Therapeutics Holdings LLC, not just a portion. Please revise or advise.

Underwriting, page 149

17.   On page 152 you indicate that "some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings" with you or your affiliates. Please revise to more fully describe these relationships, as required by Item 508(a) of Regulation S-K.

Undertakings, page II-5

18.   Please include the undertakings required by Items 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Sam Zucker, Esq.
        Sidley Austin LLP